Shareholder Meeting at a Special Meeting of Shareholders held on July 29, 1999 shareholders of the Kemper-Dreman Financial Services Portfolio voted for the following proposal:

1. To approve the change to the Fund's sub-classification under the Investment Company Act of 1940 from a diversified company to a non-diversified company.

         Affirmative  9,546,170

         Against      481,265

         Abstain      845,672